SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

NATIONAL INTERSTATE CORPORATION

(Name of Subject Company)

NATIONAL INTERSTATE CORPORATION

(Name of Person(s) Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Arthur J. Gonzales

Vice President, General Counsel and Secretary

3250 Interstate Drive

Richfield, Ohio 44286-9000

(303) 659-8900

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Anthony E. Kuhel, Jr.

Thomas A. Aldrich

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2014 by National Interstate Corporation, an Ohio corporation (as amended or supplemented from time to time, including as amended by this Amendment No. 6, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 2.	Identity and Background of Filing Person

(a) The “and” immediately following the first instance of “March 11, 2014” in the fourth sentence of the section entitled “Item 2—Identity and Background of Filing Person—(b) Tender Offer” is deleted and replaced with “,”. “and (xi) Schedule TO-A dated March 12, 2014” is added immediately following “March 11, 2014” in the fourth sentence of the section entitled “Item 2—Identity and Background of Filing Person—(b) Tender Offer.”

Item 4.	The Solicitation or Recommendation

The following is added at the end of the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

On March 12, 2014, the Purchaser amended the Schedule TO and Schedule 13E-3.

In the evening of March 12, 2014, counsel to the audit committee sent a letter to counsel to Messrs. Consolino, Peraino, Gruber, Larson and Jensen (the “Second Committee Letter”), which is attached as Exhibit (a)(57) hereto and is incorporated herein by reference.

In response to the Second Committee Letter, on March 13, 2014, counsel to Messrs. Consolino, Peraino, Gruber, Larson and Jensen sent a letter to counsel to the audit committee, which is attached as Exhibit (a)(58) hereto and is incorporated herein by reference.

Shareholders should not infer from the disclosure of these letters that the Company either agrees or disagrees with the factual assertions, legal conclusions or recommendations contained therein.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(55)	Schedule TO-T/A, dated March 12, 2014 (incorporated by reference to Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 12, 2014)

(a)(56)	Schedule 13E-3/A, dated March 12, 2014 (incorporated by reference to Schedule 13E-3/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 12, 2014)

(a)(57)	Letter, dated March 12, 2014, from counsel to the Audit Committee to counsel to Messrs. Consolino, Peraino, Gruber, Larson and Jensen

(a)(58)	Letter, dated March 13, 2014, from counsel to Messrs. Consolino, Peraino, Gruber, Larson and Jensen to counsel to the Audit Committee

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL INTERSTATE CORPORATION

By:	/S/ ARTHUR J. GONZALES
Name:	Arthur J. Gonzales
Title:	Vice President, General Counsel and Secretary

Dated: March 13, 2014